UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2015

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its Charter)

29E, A.U. Tower Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

 Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))☐

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Other Events

On July 7, 2015, Amira Nature Foods Ltd (“Amira”) granted to Mr. Chanana options to purchase 367,749 ordinary shares of Amira at a price per ordinary share of US$ 10. The grant of options was made pursuant to resolutions duly adopted by the Compensation Committee of the Board of Directors of Amira (the “Board”) and ratified by the Board. The Company also entered into a Share Option Agreement, dated July 7, 2015 between Amira Nature Foods Ltd and Karan A. Chanana. The Share Option Agreement is attached as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Exhibits
10.1	Share Option Agreement, dated July 7, 2015 between Amira Nature Foods Ltd and Karan A. Chanana

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Bruce C Wacha
Name:	Bruce C Wacha
Title:	Chief Financial Officer

Date: July 13, 2015

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